

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2016

Necdet Ergul
Chief Executive Officer
Microphase Corporation
100 Trap Falls Road Extension
Suite 400
Shelton, Connecticut 06484

Re: Microphase Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2016
File No. 000-55382

Dear Mr. Ergul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Purpose and Effect of the Reincorporation, page 5

1.   Briefly describe the basis for the exchange of shares of the Connecticut corporation for shares of the Delaware corporation, including, if true, that each outstanding share of the Connecticut corporation will be automatically converted into one share of common stock of the resulting Delaware corporation. Please also disclose how the outstanding shares of preferred stock will be treated. Refer to Item 12(a) of Schedule 14A.

2.   Briefly describe any material differences between the outstanding shares of common stock under Connecticut law as compared to the shares of common stock of the Delaware corporation in respect of any of the matters concerning which information would be required in the description of the securities in Item 202 of Regulation S-K. Refer to Item 12(b) of Schedule 14A.

3.   Please include a form of the proposed Delaware certificate of incorporation in your proxy statement and include related disclosure regarding any material changes in the rights of your shareholders before and after the reincorporation. Also disclose any material changes you are making in Delaware charter as compared to your Connecticut charter. We note, as one example, that it appears that you are significantly increasing the number of authorized shares of preferred and common stock in your Delaware charter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: Scott E. Linsky, Esq.
        Lucosky Brookman LLP